Exhibit 10.1

STATE OF TEXAS	)
SEVERANCE AGREEMENT
COUNTY OF DALLAS	)
THIS SEVERANCE AGREEMENT is entered into as of the 21st day of February, 2007 (the “Effective Date”), by and between Natural Health Trends Corp. (referred to hereinafter as the “Company”), and Stephanie S. Hayano (referred to hereinafter as “Hayano”).
W I T N E S S E T H:
WHEREAS, as of the Effective Date, Hayano is currently President, Chief Executive Officer and Director of the Company; and
WHEREAS, the parties mutually desire to terminate the employment of Hayano upon the terms and conditions contained herein; and
WHEREAS, the parties agree that a protracted dispute as to the separation of Hayano from the Company would not be in the Company’s best interests and desire to compromise and settle their dispute;
NOW, THEREFORE, in consideration of the mutual promises and agreements contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
1.	Hayano has tendered, and the Board of Directors has accepted, her resignation as President, Chief Executive Officer and Director of the Company, effective at 5:00 p.m. Central Standard Time on February 21, 2007.

2.	The parties agree that the Non-Competition Agreement entered into by the parties on or about the 31st day of July, 2006 (the “Non-Competition Agreement”), is hereby modified so that the Company’s sole remedy for any violation of Section 5 of the Non-Competition Agreement shall be termination of the Company’s obligation to continue paying any amount that is otherwise required under this Agreement.

3.	The parties agree that the “Letter of Employment Terms” dated the 31st day of July, 2006, signed by the parties and setting forth the terms of Hayano’s employment (the “Letter”), shall be terminated and no longer be of any force and effect, it being the specific intent of the parties that nothing under this Agreement shall be deemed a breach by either party of the terms of the Letter.

4.	The Company will pay to Hayano all accrued but unpaid salary due Hayano by the Company up through and including February 21, 2007, in accordance with its normal payroll practice.

5.	The Company will promptly reimburse Hayano for all travel and other expenses previously paid by Hayano on behalf of the Company in accordance with the Company’s policy on reimbursements.

6.	Upon the full execution of this Agreement, the Company will pay Hayano Twelve Thousand Eight Hundred Sixty-Nine and 82/100 Dollars ($12,869.82), representing the accrued but unpaid vacation pay due Hayano by the Company.

7.	As a severance payment, the Company will continue to pay Hayano her current salary (net of applicable payroll taxes) (the “Severance Payment”) for twelve months following the date of this Agreement (the “Severance Period”); provided, however, that (a) there shall be deducted from the Severance Payment any compensation that Hayano is paid, earns, or is promised for employment or other services provided during the Severance Period and, provided further, that (b) no Severance Payment shall be due to Hayano from and after the date that Hayano engages in a Competitive Activity, as defined in the Non-Competition Agreement, or otherwise breaches the Non-Competition Agreement. Each acceptance by Hayano of an installment of the Severance Payment shall constitute a representation and warranty to the Company that, to the best of her knowledge, the amount accepted was due to Hayano under the terms of this Agreement. Hayano will promptly comply with reasonable requests of the Company for confirmation and verification that Hayano has not, during the Severance Period, received, earned, or been promised compensation for services rendered during the Severance Period or breached any provision of this Agreement or the Non-Competition Agreement.

8.	For so long as the Company is required by this Agreement to continue paying the Severance Payment to Hayano, the Company will maintain Hayano and any beneficiaries of Hayano currently listed under such policies as a covered employee on its health and dental insurance plans or, if the Company is legally or contractually precluded from maintaining Hayano as a covered employee on its health and dental insurance plans, the Company will pay the COBRA premiums for Hayano and any beneficiaries of Hayano currently listed under such policies.

9.	As provided in the Letter, the Company will pay Hayano a bonus of $62,500 for 2006 as follows: (a) $2,500 upon execution in full of this Agreement and (b) the balance ($60,000) immediately following the completion of the audit of the Company’s year end audit of its financial statements for the year ended December 31, 2006.

10.	Hayano agrees that she will make no defamatory statements about the Company, its subsidiaries, or their business, finances, prospects, shareholders, directors, officers, agents, attorneys, consultants and past and present employees. The Company will make no defamatory statements about Hayano. Nothing in this paragraph is intended to prevent any party from testifying truthfully under oath if compelled to do so by a subpoena or order issued by a court or administrative agency with competent jurisdiction, from speaking in confidence with their attorneys, or complying with applicable securities or other laws.

11.	Hayano hereby agrees, on behalf of herself and all of her heirs or personal representatives, to release the Company, its predecessors and successors, parent company, all affiliates, and all of their present or former directors, officers, agents, partners, employees, employee benefit programs, and the trustees, administrators, fiduciaries and insurers of such programs (collectively hereafter “the Released Parties”), from any and all claims for relief of any kind, whether now known or unknown, and concerning events occurring at any time up to the Effective Date of this Agreement including, but not limited to, those which in any way arise out of or relate to Hayano’s employment or the termination of her employment with the Company, any and all claims of discrimination of any kind, including, but not limited to claims of discrimination due to sex, age, race, ethnicity, color, religion, national origin, disability, marital status, sexual orientation, or political affiliation, and any contractual, tort or other common law claims. This settlement and waiver includes all such claims, whether under any applicable federal laws, including, but not limited to, the Age Discrimination in Employment Act, as amended, Title VII of the Civil Rights Act of 1964, as amended, the Civil Rights Act of 1991, 42 U.S.C. § 1981, the Americans with Disabilities Act, the Fair Labor Standards Act, the Equal Pay Act, the Worker Adjustment and Retraining Notification Act, the Employee Retirement Income Security Act, the Family and Medical Leave Act, the Sarbanes-Oxley Act of 2002, or under any other applicable federal, state or local laws or ordinances or any other legal restrictions on the Company’s rights, including but not limited to the Texas Commission on Human Rights Act. Hayano further agrees not to file a suit of any kind against the Company or other Released Parties relating to her employment, or to participate voluntarily in any employment-related claim brought by any other party against the Company or other Released Parties. Hayano understands that this Agreement effectively waives any right she might have to sue the Company and other Released Parties for any claim arising out of her employment or the termination thereof. This paragraph shall not be construed as releasing or affecting any claim Hayano may have under this Agreement or for benefits vested under any ERISA or pension plan. Nothing in this Agreement is meant to waive any right Hayano may have to elect COBRA continuation coverage. This Agreement extends to all claims of every nature and kind, presently existing or resulting from or attributable to any act or omission of any of the Released Parties, occurring prior to the execution of the Agreement.

12.	Hayano agrees to reasonably cooperate with any investigation conducted by the Company, its Audit Committee, or any independent investigator retained by the Company or its Audit Committee into any alleged ethical or legal violation by the Company, its subsidiaries, officers, directors, employees, agents, consultants, or distributors. Reasonable cooperation includes, but is not limited to, making herself available at reasonable times and places and on reasonable notice to be interviewed or to testify as to such matters. Hayano acknowledges that she has fully disclosed to the Company’s Audit Committee and/or General Counsel any known or suspected ethical or legal violation by the Company, its subsidiaries, officers, directors, employees, agents, consultants, or distributors and the Company acknowledges that it will appropriately investigate and respond to any such violations.

13.	The Company hereby agrees, on behalf of itself and its affiliates, subsidiaries, agents, representatives, employees, shareholders, predecessors and successors, to release Hayano from any and all claims for relief of any kind, and concerning events occurring at any time up to the Effective Date, including, but not limited to, those which in any way arise out of or relate to the performance of Hayano during her tenure with the Company, her actions or inactions on the job, breach of fiduciary duty, and any contractual, tort or other common claims (whether brought directly or derivatively), arising from or relating to any facts or information currently known by any member of the Company’s board of directors, executive management or general counsel. The Company understands that this Agreement effectively waives any right it may have to sue Hayano for any claim arising out of her service with the Company based on any facts or information currently known by any member of the Company’s board of directors, executive management or general counsel. This Agreement extends to all claims of every nature and kind, presently existing or resulting from or attributable to any act or omission of Hayano, occurring prior to the execution of this Agreement, arising from or relating to any facts or information currently known by any member of the Company’s board of directors, executive management or general counsel.

14.	The Company agrees that it will not specifically exclude Hayano from any D&O insurance it may carry in the future for former directors and officers of the Company.

15.	The parties to this Agreement understand and agree that this Agreement represents the settlement of the termination of Hayano’s employment with the Company, and is not intended, nor shall it be construed to be, and admission of liability on the part of either party.

16.	The parties agree that it would be difficult to measure any damages caused to the other party which might result from any breach of the promises set forth in this Agreement, and that in any event money damages would be an inadequate remedy for any such breach. Accordingly, if either party breaches, or proposes to breach, any portion of this Agreement, the other party shall be entitled, in addition to all other remedies that it may have, to an injunction or other appropriate equitable relief to restrain any such breach without showing or proving any actual damage it.

17.	The parties agree to execute any further or additional documents and to take such further action as may be reasonably necessary to fully and completely carry out the intention of the parties hereto and the terms of this Agreement.

18.	The Company agrees to provide Hayano with a letter of reference in the form of the attached Exhibit “A”.

19.	The parties agree that the contents of this Agreement and the terms of the settlement are confidential. Accordingly, both parties agree not to comment upon, discuss or disclose to any person or entity any information concerning the terms, conditions and provisions of this Agreement, or any other matter relating to the resignation of Hayano, except to the extent required to comply with any law or court-ordered disclosure, including without limitation applicable securities laws; provided, however, that each party shall be allowed to discuss the matter with financial and legal advisors who agree to be bound by this confidentiality provision to the greatest extent of the law. If asked to discuss the reasons for the termination of Hayano’s employment from the Company, the Company shall direct its officers, directors, employees, contractors, subcontractors, agents, successors and/or assigns to respond only that “Ms. Hayano voluntarily resigned from the Company for personal reasons;” except to the extent required to comply with any law or court-ordered disclosure, including without limitation applicable securities laws.

20.	The parties acknowledge that each has carefully read and reviewed this Agreement, has had the opportunity to review it with counsel, understands its contents, and is satisfied with the terms and conditions of this Agreement.

21.	Texas law shall govern the interpretation of this Agreement without regard to any choice of law or conflict of law provisions existing under Texas law or the laws of any other state. This Agreement is intended to be effective as an instrument executed under seal. Exclusive jurisdiction of any dispute arising from or related to this Agreement shall lie in the state or federal court in Dallas County, Texas.

22.	In the event any provision of this Agreement shall be found to be void or invalid for any reason, then such portion or provision shall be deemed severable from the remaining provisions or portions of this Agreement, and shall not affect the validity of the remaining provisions, which shall be given full effect as if the void or invalid provision had not been included herein.

23.	The prevailing party in any proceeding to construe or enforce this Agreement, and any party successfully asserting a release hereunder as a defense in any proceeding, shall recover reasonable attorneys’ fees and the cost of enforcement.

24.	This Agreement may be executed in one or more counterparts, each of which shall constitute an original, and all of which shall constitute a single memorandum.

25.	No modification or amendment of this Agreement shall be effective unless the same be in a writing duly executed by all parties hereto.

26.	This Agreement supersedes all previous agreements, negotiations or understandings between the parties, whether written or oral. This Agreement constitutes the entire agreement between the parties, and no other promise, statement or representation not expressed specifically herein has been made to or relied upon by either party.

27.	The representative of the Company executing this Agreement represents and warrants that he is authorized to enter into this Agreement on behalf of the Company, and that this Agreement shall be the legal, valid and binding obligation of the Company.
IN WITNESS WHEREOF, and intending to be legally bound hereby, the parties have willingly, knowingly, and upon the advice and consent of counsel, executed this Agreement on the date and year first written above.

COMPANY:		HAYANO:
Natural Health Trends Corp.

By:	/s/ Chris Sharng	/s/ Stephanie S. Hayano

Stephanie S. Hayano
Title: President

EXHIBIT “A”
To Whom It May Concern:
Stephanie S. Hayano worked for Natural Health Trends Corp. from July 31, 2006, until February 19, 2007, as President, Chief Executive Officer and Director of the Company. During that time she 1) participated in negotiations resulting in the settlement of lawsuits and potential lawsuits, 2) launched two new products, and 3) initiated and implemented significant cost-saving plans. Ms. Hayano voluntarily resigned from the Company for personal reasons.

By:

Title: